UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEXEo SOLUTIONS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
65342H102
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65342H102
(1) Names of Reporting Persons
Park West Asset Management LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	6,001,802*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	6,001,802*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
6,001,802*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
6.6%*
(12) Type of Reporting Person
IA

 * Beneficial ownership percentage is based upon 89,698,331 shares of common stock, $0.0001 par value per share (the “Common Stock”), of Nexeo Solutions, Inc., a Delaware corporation (the “Company”), issued and outstanding as of December 4, 2018, based on information reported by the Company in its Definitive Proxy Statement (the “Definitive Proxy Statement”), filed with the Securities and Exchange Commission on December 13, 2018.  Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”) is the sole member and manager of PWAM. As of December 31, 2018, PWIMF held 3,717,894 shares of Common Stock (including 3,685,393 Founder Shares (as defined in the Definitive Proxy Statement)) and warrants to purchase up to 1,617,469 shares of Common Stock and PWPI held 487,488 shares of Common Stock (including 482,972 Founder Shares) and warrants to purchase up to 178,951 shares of Common Stock.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park may be deemed to beneficially own the 4,205,382 shares of Common Stock (including 4,168,365 Founder Shares) and the 1,796,420 shares of Common Stock underlying the warrants held in the aggregate by the PW Funds, or approximately 6.6% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2018.

CUSIP No. 65342H102
(1) Names of Reporting Persons
Park West Investors Master Fund, Limited
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	5,335,363*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	5,335,363*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
5,335,363*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.8%*
(12) Type of Reporting Person
CO

* Beneficial ownership percentage is based upon 89,698,331 shares of Common Stock issued and outstanding as of December 4, 2018, based on information reported by the Company in the Definitive Proxy Statement. As of December 31, 2018, PWIMF held 3,717,894 shares of Common Stock (including 3,685,393 Founder Shares) and warrants to purchase up to 1,617,469 shares of Common Stock.  For purposes of Reg. Section 240.13d-3, PWIMF may be deemed to beneficially own the 3,717,894 shares of Common Stock (including 3,685,393 Founder Shares) and the 1,617,469 shares of Common Stock underlying the warrants, or approximately 5.8% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2018.

CUSIP No. 65342H102
(1) Names of Reporting Persons
Peter S. Park
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	6,001,802*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	6,001,802*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
6,001,802*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
6.6%
(12) Type of Reporting Person
IN

 * Beneficial ownership percentage is based upon 89,698,331 shares of Common Stock issued and outstanding as of December 4, 2018, based on information reported by the Company in the Definitive Proxy Statement.   PWAM is the investment manager to PWIMF and PWPI, and Mr. Park is the sole member and manager of PWAM.  As of December 31, 2018, PWIMF held 3,717,894 shares of Common Stock (including 3,685,393 Founder Shares) and warrants to purchase up to 1,617,469 shares of Common Stock and PWPI held 487,488 shares of Common Stock (including 482,972 Founder Shares) and warrants to purchase up to 178,951 shares of Common Stock.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Park may be deemed to beneficially own the 4,205,382 shares of Common Stock (including 4,168,365 Founder Shares) and the 1,796,420 shares of Common Stock underlying the warrants held in the aggregate by the PW Funds, or approximately 6.6% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2018.

Item 1(a). Name Of Issuer: Nexeo Solutions, Inc. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
3 Waterway Square Place, Suite 1000 The Woodlands, Texas 77380
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company that is the holder of 3,717,894 shares of common stock, $0.0001 par value per share, of the Company (the “Common Stock”) (including 3,685,393 Founder Shares (as defined in the Company’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on December 13, 2018 (the “Definitive Proxy Statement”))) and warrants to purchase up to 1,617,469 shares of Common Stock, reported on this Schedule 13G, and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company that is the holder of 487,488 shares of Common Stock (including 482,972 Founder Shares) and warrants to purchase up to 178,951 shares of Common Stock reported on this Schedule 13G; (ii) PWIMF; and (iii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”).

The 4,205,382 shares of Common Stock (including 4,168,365 Founder Shares) and the 1,796,420 shares of Common Stock underlying the warrants held in the aggregate by the PW Funds, which constitute approximately 6.6% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2018, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.

As of December 31, 2018, PWIMF held 3,717,894 shares of Common Stock (including 3,685,393 Founder Shares) and warrants to purchase 1,617,469 shares of Common Stock, constituting approximately 5.8% of the Common Stock deemed to be issued and outstanding as of December 31, 2018.

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.
Item 2(c). Citizenship:
PWAM is organized under the laws of the State of Delaware. Mr. Park is a citizen of the United States. PWIMF is a Cayman Islands exempted company.
Item 2(d). Title of Class of Securities:
Common Stock, $0.0001 par value per share.

Item 2(e). CUSIP No.

65342H102

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:
(a) Amount Beneficially Owned:	6,001,802*
(b) Percent of Class:	6.6%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	6,001,802*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	6,001,802*

As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:
(a) Amount Beneficially Owned:	5,335,363*
(b) Percent of Class:	5.8%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	5,335,363*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	5,335,363*

* This Schedule 13G is being jointly filed by (i) PWAM, a Delaware limited liability company and the investment manager to (a) PWIMF, a Cayman Islands exempted company that is the holder of 3,717,894 shares of Common Stock (including 3,685,393 Founder Shares) and warrants to purchase up to 1,617,469 shares of Common Stock, as reported on this Schedule 13G, and (b) PWPI, a Cayman Islands exempted company that is the holder of 487,488 shares of Common Stock (including 482,972 Founder Shares) and warrants to purchase up to 178,951 shares of Common Stock, as reported on this Schedule 13G; (ii) PWIMF; and (iii) Mr. Park, as the sole member and manager of PWAM.

The 4,205,382 shares of Common Stock (including 4,168,365 Founder Shares) and the 1,796,420 shares of Common Stock underlying the warrants held in the aggregate by the PW Funds, which constitute approximately 6.6% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2018, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.  The foregoing beneficial ownership percentage is based upon 89,698,331 shares of Common Stock, issued and outstanding as of December 4, 2018, based on information reported by the Company in the Definitive Proxy Statement.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

99.  Joint Filing Agreement, dated as of February 14, 2018, by and between Park West Asset Management LLC, Park West Investors Master Fund, Limited and Peter S. Park (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2018).